UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2025

Commission File Number: 001-42814

THE GROWHUB LIMITED

(Registrant’s Name)

60 Paya Lebar Road

#12-37 Paya Lebar Square

Singapore 409051

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Entry into a Material Definitive Agreement.

On August 27, 2025, THE GROWHUB LIMITED (the “Company”) entered into an underwriting agreement, substantially in the form attached as Exhibit 1.1 hereto and incorporated herein by reference, with Alexander Capital, L.P., as the representative of several underwriters named thereof (the “Representative”), in connection with its initial public offering (“IPO”) of 3,750,000 Class A ordinary shares, par value $0.0005 per share (the “Class A Ordinary Shares”) at a price of $4.00 per share. The underwriters also have an option for a period of 45 days to purchase up to 562,500 ordinary shares to cover over-allotments, if any. The Company has also agreed to issue to the Representative as compensation, Representative’s Warrants, in the form attached as Exhibit 4.1 hereto, exercisable for a period of five years from the date of issuance of up to 431,250 Class A Ordinary Shares at a per share exercise price equal to 125% of the public offering price per share in the IPO. The Company’s Registration Statement on Form F-1 (File No. 333-286923) for the IPO, originally filed with the U.S. Securities and Exchange Commission (the “Commission”) on May 2, 2025 (as amended, the “Registration Statement”) was declared effective by the Commission on August 25, 2025.

Other Events.

On August 27, 2025, the Company issued a press release announcing the pricing of the IPO, and on August 29, 2025, the Company issued a press release announcing the closing of the IPO, copies of which are attached as Exhibit 99.1 and Exhibit 99.2, respectively, to this Current Report on Form 6-K.

Financial Statements and Exhibits.

The following exhibits are being filed herewith:

Exhibit No.	Description
1.1	Form of Underwriting Agreement
4.1	Form of Representative’s Warrants
99.1	Press Release on Pricing of the Company’s Initial Public Offering, dated August 27, 2025.
99.2	Press Release on Closing of the Company’s Initial Public Offering, dated August 29, 2025.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE GROWHUB LIMITED

Date: August 29, 2025	By:	/s/ Chan Choon Yew Lester
	Name:	Chan Choon Yew Lester
	Title:	Chief Executive Officer

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